March 12, 2019

Jodi Taylor
Chief Financial Officer
Container Store Group, Inc.
500 Freeport Parkway
Coppell, Texas 75019

       Re: Container Store Group, Inc.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Filed May 31, 2018
           File No. 1-36161
           Response Dated March 4, 2019

Dear Ms. Taylor:

        We have reviewed your March 4, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our March 1, 2019 letter.

Form 10-K for the Fiscal Year Ended March 31, 2018

Exhibits

1. We reviewed your response to comment one in our letter dated March 1, 2019. Although the omission of paragraph 4(b) was inadvertent, it is a requirement of Rule 13a-14(a)
      and Rule 15d-14(a) of the Exchange Act and your filing should be amended. Please also amend your subsequent quarterly reports.. You may provide abbreviated amendments that consist of a cover page, an explanatory note, the signature page and paragraphs 1, 2, 4, and 5 of the certification.
        You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at
(202) 551-3344 if you have questions regarding comments on the financial statements and related matters.
 Jodi Taylor
Container Store Group, Inc.
March 12, 2019
Page 2

      Please contact Charles Guidry at (202) 551-3621 or Jennifer Lopez-Molina at (202) 551-
3792 with any other questions.



                                                         Sincerely,
FirstName LastNameJodi Taylor
                                                         Division of
Corporation Finance
Comapany NameContainer Store Group, Inc.
                                                         Office of Consumer
Products
March 12, 2019 Page 2
cc:       Jeffrey A. Miller, Chief Accounting Officer
FirstName LastName